Schedule A

Primary Business Name: BRUCE MARKETS LLC   **BD Number: 300209**

BD - AMENDMENT

01/24/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BRUCE MARKETS HOLDINGS LLC	DE	MANAGING MEMBER	08/2024	E	Y	N	99-4269919
LISH, MICHAEL K	I	CHIEF OPERATING OFFICER	09/2024	NA	N	N	4539941
TOURNEY, ROBERT ANDREW	I	CHIEF COMPLIANCE OFFICER	01/2024	NA	Y	N	6251742
WARD, JAMES FLANAGAN	I	FINOP/PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER	12/2023	NA	N	N	6258923
Wallach, Jason	I	CHIEF EXECUTIVE OFFICER	01/2025	NA	Y	N	4918286